MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92133

September 19, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Maxwell Technologies, Inc. (the “Company”)
Registration Statement on Form S-3 Filed June 23, 2006
File No. 333-135249

Ladies and Gentlemen:

We hereby withdraw our request for acceleration of the effective date of the above-referenced Registration Statement on Form S-3 for Maxwell Technologies, Inc. dated September 15, 2006 and hereby request acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement will be declared effective at 1:00 p.m., Eastern Daylight Time, on September 20, 2006, or as soon thereafter as practicable. The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MAXWELL TECHNOLOGIES, INC.

By:	/s/ Richard D. Balanson
Richard D. Balanson
Chief Executive Officer